October 17, 2014

Larry Spirgel
Securities and Exchange Commission
Washington D.C. 20549

Re:	Gen Serv, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed October 10, 2014 File No. 333-196040

Dear Mr. Spirgel

In response to your letter dated October 16, 2014 the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of Gen Serv, Inc. (the “Company”). Amendment No. 3 to the Form S-1 is being filed concurrently with this letter.

The Company has made certain changes in the Form S-1 filing in response to the Staff’s comments. For your convenience, we have reproduced below the comments contained in the Staff’s October 16, 2014 letter in italicized text immediately before our response.

Financial Statements

1.
We note on page 31 that you included in this amendment updated audited financial statements for the year ended June 30, 2014. Accordingly, please revise to delete the financial statements for the year ended June 30, 2013 beginning on page 22 that were filed with the previous amendment to the Form S-1.

Response: In accordance with your request, we have deleted the above noted financial statements.

We trust our responses meet with your approval.

Sincerely,

By:	/s/ Chris Riker
Chris Riker
President